                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended:  December 31, 1997

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from               to
                               --------------   --------------

Commission File Number:  0-20609

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                             WHITTAKER CORPORATION
                            1955 N. SURVEYOR AVENUE
                       SIMI VALLEY, CALIFORNIA 93063-3386

                         Audited Financial Statements
                          and Supplemental Schedules

                    Whittaker Corporation Partnership Plan


                    Years ended December 31, 1997 and 1996
                      with Report of Independent Auditors

                     Whittaker Corporation Partnership Plan



                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996



                                    CONTENTS



Report of Independent Auditors...............................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............    2
Statements of Changes in Net Assets Available for Benefits...    3
Notes to Financial Statements................................    4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes..............   19
Schedule of Reportable Transactions..........................   20


                         Report of Independent Auditors

To the Administrative Committee
Whittaker Corporation Partnership Plan

We have audited the accompanying statements of net assets available for benefits of the Whittaker Corporation Partnership Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                Ernst & Young LLC

June 19, 1998

                     Whittaker Corporation Partnership Plan

                Statements of Net Assets Available for Benefits


                                                                                   DECEMBER 31
                                                                             1997                1996
                                                                   -----------------------------------------
ASSETS
Cash                                                                         $   935,025         $    21,916
Investments, at fair value (Note 4)                                           28,093,648          34,503,538
Receivables:
 Contributions                                                                   406,589             101,061
 Accrued interest and dividends                                                        -              40,779
 Other                                                                            25,779              27,391
                                                                   -----------------------------------------
Total assets                                                                  29,461,041          34,694,685
                                                                   -----------------------------------------


LIABILITIES
Accrued expenses                                                                  49,864              53,979
Other                                                                             25,993              24,739
                                                                   -----------------------------------------
Total liabilities                                                                 75,857              78,718
                                                                   -----------------------------------------
Net assets available for benefits                                            $29,385,184         $34,615,967
                                                                   =========================================

See accompanying notes.

                     Whittaker Corporation Partnership Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                               YEAR ENDED DECEMBER 31
                                                                             1997                 1996
                                                                   ------------------------------------------
Additions to net assets attributed to:
Investment income:
  Net realized and unrealized appreciation (depreciation) in fair
   value of investments (Note 4)                                              $1,678,951          $(1,328,261)
  Interest and dividend income                                                 2,135,961            1,486,051
 Contributions:
  Participants                                                                 2,169,261            2,434,627
  Employer                                                                       845,690              881,888
  Employer profit sharing                                                        307,390                    -
                                                                   -------------------------------------------
Total additions                                                                7,137,253             3,474,305

Deductions from net assets attributed to:
 Benefits paid to participants (Note 2)                                       12,213,675             4,769,033
 Administrative expenses                                                         154,361               160,158
                                                                   -------------------------------------------
Total deductions                                                              12,368,036             4,929,191
                                                                   -------------------------------------------
Net decrease                                                                  (5,230,783)           (1,454,886)

Net assets available for benefits at beginning of year                        34,615,967            36,070,853
                                                                   -------------------------------------------
Net assets available for benefits at end of year                             $29,385,184           $34,615,967
                                                                   ===========================================

See accompanying notes.

                    Whittaker Corporation Partnership Plan

                         Notes to Financial Statements

                               December 31, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESNTATION

The accompanying financial statements of the Whittaker Corporation Partnership Plan (the Plan) are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in securities are stated at fair value. The investments in Whittaker Corporation and BioWhittaker, Inc. common stock are stated at fair value based on closing sales prices on the last business day of the year. Investments in mutual funds are based upon redemption value on the last business day of the year as determined by the investment manager. The mutual fund investment portfolios may include transactions with off-balance sheet risks. However, the Plan's exposure to risk is limited to the amount of its investment in the mutual fund.

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) requires that the Plan change its method of valuing deposits with insurance companies from contract value to fair value effective January 1, 1996. Contract value represents contributions made under the contract plus interest at the contract rate, less periodic distributions. Deposits with insurance companies are stated at contract value, which approximates fair value.

Investments in Schwab Retirement Money Fund and Schwab Institutional Advantage Money Fund, which are short-term investment funds, are carried at cost which approximates fair value.

                     Whittaker Corporation Partnership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PAYMENT OF BENEFITS

Benefits are recorded when paid.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan to which eligible employees may voluntarily elect to contribute stated percentages of their compensation (as defined). Prior to July 1, 1996, an employee of Whittaker Corporation (the Company) was generally eligible to become a participant after completion of 90 days of eligibility service. Effective July 1, 1996, the Plan was amended to change the date of eligibility to commence with employment. Effective January 1, 1998, the Plan was amended to change the date of eligibility to commence with the first day of the month following employment. Effective January 1, 1998, the Plan was amended to include Aviant Information, Inc. as a participating employer (as defined in the plan document) under the Plan. Participants should refer to the Summary Plan Description and Plan document for more complete information.

CONTRIBUTIONS

Participants may voluntarily contribute through salary deferrals up to 12% of aggregate compensation received during all periods of participation. Salary deferral contributions were limited to $9,500 per calendar year, subject to upward adjustment pursuant to the Internal Revenue Code.

The Company matches each participant's salary deferral contribution with an employer contribution. The Company's contribution ranges from 0.75% to 3.0% of a participant's aggregate compensation and the amount of such match depends upon the participant's salary deferral. The maximum Company contribution of 3.0% is made to those participants who elect to defer 6% or more of their aggregate compensation. The Company's matching contributions are invested primarily in the Whittaker Common Stock Fund.

In addition to matching contributions, starting with the 1995 fiscal year, the Company, at the discretion of the board of directors, may contribute on behalf of the participants, amounts based on the attainment of certain pre-established goals for the Company, subject to certain limitations. At December 31, 1997, contributions receivable included the Company's 1997 profit sharing contribution of $307,390. There were no profit sharing contributions for fiscal 1996.

                    Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The individual accounts of each participant are held and invested by the Charles Schwab Trust Company (the Trustee) in one or more of the following funds, in accordance with the available investment options selected by the participant:

  Whittaker Common Stock Fund - An unsegregated fund which may only invest in Common Stock of the Company and securities convertible into Common Stock of the Company, or warrants or other rights to purchase Common Stock of the Company received as a result of holdings of such Common Stock.

  Stable Value Asset Fund - An unsegregated fund invested in guaranteed-income contracts issued by various insurance companies, Dreyfus-Certus Stable Value Fund, and high quality money market instruments. The fund may also invest in U.S. government and U.S. government agency securities.

  High Quality Intermediate Corporate Bond Fund - Invested in Fidelity Intermediate Bond Fund, a mutual fund which invests in high-quality corporate obligations, U.S. government securities, obligations of major U.S. banks, prime commercial paper, and other similar instruments.

  Balanced Fund - Invested in T. Rowe Price Balanced Fund, Inc., a mutual fund which invests approximately 60% of its assets in common stocks and at least 25% of its assets in senior fixed income securities. The fund may invest up to 15% of its assets in foreign securities, and up to 20% of its assets in mortgage-backed securities. The fund may also invest up to 10% of its assets in debt securities rated below investment grade.

  Growth Fund - Invested in Twentieth Century Growth Fund (formerly Twentieth Century Investors, Inc. Growth Investors), a mutual fund which invests in equity securities of large established companies having positive trends in both earnings and revenues, and a high degree of liquidity. Up to 10% of fund assets may be held in cash.

                    Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

  International Equity Fund - Invested in Templeton Foreign Fund series of Templeton Funds, Inc., a mutual fund which invests primarily in stocks and debt securities of companies outside of the U.S. It maintains a flexible investment policy and can invest in a broad variety of different types of securities and in any foreign country, developed or undeveloped. The fund may invest up to 5% of its assets in medium-quality or high-risk lower-quality debt securities.

  Value Fund - Invested in Scudder Growth and Income Fund, a mutual fund which invests primarily in stocks that are undervalued relative to the overall stock market. Dividend yield is one of the primary valuation characteristics utilized in stock selection. This fund was added as an investment option effective October 1, 1996.

  BioWhittaker, Inc. Common Stock Fund - An unsegregated fund invested in BioWhittaker, Inc. Common Stock. This fund was established in December 1991 as a result of Whittaker Corporation's spin-off of BioWhittaker, Inc. and a resulting distribution of BioWhittaker, Inc. Common Stock to the Plan. No future contributions or transfers can be directed to this fund. During 1997, the investment in BioWhittaker, Inc. Common Stock was sold and proceeds from the sale were transferred into the Stable Value Asset Fund. Plan participants may redirect their balances to one of the available investment options.

  Participant Loan Fund - Plan participants may borrow the lesser of $50,000 or one half of the participants' vested value in certain accounts. Amounts borrowed must be repaid within five years, unless the loan is used for the purchase of a primary residence, which requires repayment within 15 years. Interest is charged at the trustee's prime rate at the date of loan approval.

VESTING

Amounts (other than profit sharing contributions) allocated to a participant's account are fully vested. Amounts allocated to a participant's profit sharing account become vested at 20% per year of eligibility service, beginning with the third year of service, and are fully

                     Whittaker Corporation Partnership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING (CONTINUED)

vested with seven or more years of service. Participants who terminate employment with the Company forfeit their unvested account balance. All amounts forfeited are used to reduce the Company's discretionary and matching contributions to be made in the plan year that amounts are forfeited.

UNALLOCATED PLAN ASSETS

During 1992, the Whittaker Common Stock Fund received certain amounts representing its share of the proceeds from a class action legal settlement. Allocation of these assets (approximately $580,000 at December 31, 1997) among current and former participants should be completed in 1998.

DISTRIBUTIONS

Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their vested account balances upon retirement, disability, death or termination of employment. At December 31, 1997 approximately $1,748,000 of distributions were payable to terminated, retired, or withdrawing employees. At December 31, 1996, distributions payable to terminated, retired, or withdrawing employees were not material.

TERMINATION PROVISIONS

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of such termination, participants will receive a distribution equal to the vested value of their individual accounts.

3. PARTIAL PLAN TERMINATION

During 1997, the Company experienced the involuntary termination of employees due to the sale of its defense electronics business, the closure of facilities, and a general downsizing of its workforce. This reduction in the number of Company employees resulted in a partial plan termination. As a result of this partial plan termination, contributions to certain employees' profit sharing accounts which otherwise would not have been fully vested at December 31, 1997, became fully vested.

                    Whittaker Corporation Partnership Plan

4. INVESTMENTS

The Plan's investments are held by Charles Schwab Trust Company. During 1997 and 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                           NET APPRECIATION
                                                                           (DEPRECIATION)      FAIR VALUE
                                                                           IN FAIR VALUE          AT END
                                                                           DURING YEAR           OF YEAR
                                                                          -----------------------------------
Year ended December 31, 1997:
 Schwab Retirement Money Fund                                                 $       --          $   603,923
 Schwab Institutional Advantage Money Fund                                            --            3,086,576
 Whittaker Corporation Common Stock                                             (177,629)           3,133,053
 Fidelity Intermediate Bond Fund                                                   6,347            1,052,407
 T. Rowe Price Balanced Fund, Inc.                                               687,973            4,063,700
 Twentieth Century Growth Fund                                                   622,640            4,313,143
 Templeton Foreign Fund series of Templeton Funds, Inc.                          (65,359)           2,510,260
 Scudder Growth and Income Fund                                                  359,678            2,608,193
 BioWhittaker, Inc. Common Stock                                                 245,301                   --
 Participant loans                                                                    --            1,947,296
 Dreyfus-Certus Stable Value Fund                                                     --            4,288,491
 Amounts held by insurance companies in group annuity contracts                       --              486,606
                                                                          -----------------------------------
                                                                              $1,678,951          $28,093,648
                                                                          ===================================

                    Whittaker Corporation Partnership Plan

4. INVESTMENTS (CONTINUED)

                                                                       NET APPRECIATION
                                                                       (DEPRECIATION) IN    FAIR VALUE
                                                                       FAIR VALUE DURING      AT END
                                                                             YEAR            OF YEAR
                                                                   ------------------------------------------
Year ended December 31, 1996:
 Schwab Retirement Money Fund                                         $            -          $   574,793
 Schwab Institutional Advantage Money Fund                                         -              821,167
 Whittaker Corporation Common Stock                                       (2,996,389)           4,018,209
 Fidelity Intermediate Bond Fund                                             (54,231)           1,698,474
 T. Rowe Price Balanced Fund, Inc.                                           503,886            6,048,269
 Twentieth Century Investors Inc., Growth Investors                          751,855            5,143,910
 Templeton Foreign Fund series of Templeton Funds, Inc.                      462,433            3,981,805
 Scudder Growth and Income Fund                                               (1,770)           1,292,580
 BioWhittaker, Inc. Common Stock                                               5,955              641,120
 Participant loans                                                                 -            2,038,696
 Dreyfus-Certus Stable Value Fund                                                  -            4,947,741
 Amounts held by insurance companies in group annuity contracts
                                                                                   -            3,296,774
                                                                   ------------------------------------------
                                                                         $(1,328,261)         $34,503,538
                                                                   ==========================================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                    DECEMBER 31
                                                                             1997                 1996
                                                                   ------------------------------------------

Schwab Institutional Advantage Money Fund                                     $3,086,576   $                -
Whittaker Corporation Common Stock                                             3,133,053            4,018,209
T. Rowe Price Balanced Fund, Inc.                                              4,063,700            6,048,269
Twentieth Century Growth Fund                                                  4,313,143            5,143,910
Templeton Foreign Fund series of Templeton Funds, Inc.                         2,510,260            3,981,805
Scudder Growth and Income Fund                                                 2,608,193                    -
Dreyfus-Certus Stable Value Fund                                               4,288,491            4,947,741
Aetna Life Insurance Company, Group Annuity Contract, 5.22%, 50%
 matures February 17, 1997, remainder matures September 15, 1997                       -            1,781,565

                    Whittaker Corporation Partnership Plan

4. INVESTMENTS (CONTINUED)

At December 31, 1996, the Stable Value Asset Fund held $3,296,774 of group annuity contracts with three separate insurance companies. During 1997, except for the group annuity contract with Aurora National Life Assurance, the investment in the group annuity contracts were withdrawn and invested in the Dreyfus-Certus Stable Value Fund. Early withdrawals are permitted under certain of these contracts but are subject to adjustments, the most restrictive of which is a forfeiture of interest on amounts withdrawn and that any withdrawals will reduce the next scheduled installment. There are no reserves against these contracts for credit risk of the contract issuer or otherwise. The average yields and crediting interest rates ranged from approximately 5.22% to 8.25% during 1997 and 1996.

At December 31, 1997 and 1996, the Stable Value Asset Fund held an investment of $486,606 and $475,369, respectively, in a group annuity contract with Aurora National Life Assurance Company (ANLAC). In April 1991, Executive Life Insurance Company (ELIC), which was the original issuer of the contract, was placed in a court-supervised conservatorship by the California State Insurance Commissioner. The ELIC contract, which was scheduled to mature January 9, 1993, went into default on that date. A realized loss of $135,896 was recognized during 1993 to reflect the contract at its restructured contract value of $488,896. During 1993, the contract was transferred to ANLAC by reinsurance and assumption after being restructured, pursuant to the order of the California Superior Court.

Each participant's share in the Executive Life group annuity contract as of June 30, 1991, has been segregated within the Stable Value Asset Fund, and a detailed record of such is being maintained by the Trustee until the scheduled maturity of the contract in 1998. Accordingly, Stable Value Asset Fund distributions, transfers, and withdrawals after June 1991 do not include the segregated asset and new contributions have not been affected.

                     Whittaker Corporation Parnership Plan

5. INVESTMENT FUNDS

The net assets available for benefits as of December 31, 1997 and 1996, for each investment fund are as follows:

                                        WHITTAKER        STABLE         CORPORATE
                                      COMMON STOCK     VALUE ASSET        BOND          BALANCED         GROWTH
             1997                         FUND            FUND            FUND            FUND            FUND
-------------------------------    --------------------------------------------------------------------------------
ASSETS
Cash                                     $   38,390      $   17,188      $   73,713      $  272,264      $  252,958
Investments                               3,756,586       7,821,097       1,054,164       4,070,191       4,319,174
Contributions receivable                     54,192         163,462          20,192          53,278          52,309
Accrued interest and dividends                   --              --              --              --              --
Other                                         2,302          11,016           1,690           3,835              --
                                   --------------------------------------------------------------------------------
Total assets                              3,851,470       8,012,763       1,149,759       4,399,568       4,624,441
                                   --------------------------------------------------------------------------------


LIABILITIES
Accrued expenses                              5,367          16,215           4,836           8,610           1,840
Other                                        25,993              --              --              --              --
                                   --------------------------------------------------------------------------------
Total liabilities                            31,360          16,215           4,836           8,610           1,840
                                   --------------------------------------------------------------------------------
Net assets available for                 $3,820,110      $7,996,548      $1,144,923      $4,390,958      $4,622,601
 benefits
                                   ================================================================================

                                        WHITTAKER        STABLE         CORPORATE
                                      COMMON STOCK     VALUE ASSET        BOND          BALANCED         GROWTH
             1996                         FUND            FUND            FUND            FUND            FUND
-------------------------------    --------------------------------------------------------------------------------
ASSETS
Cash                                     $   16,681      $    2,289      $       --     $        --      $    2,675
Investments                               4,611,623       9,027,119       1,700,336       6,054,898       5,149,548
Contributions receivable                     28,853          20,739           4,550          13,958          16,249
Accrued interest and dividends                   --          40,779              --              --              --
Other                                         2,887           9,241           1,652           5,087           4,393
                                   --------------------------------------------------------------------------------
Total assets                              4,660,044       9,100,167       1,706,538       6,073,943       5,172,865
                                   --------------------------------------------------------------------------------


LIABILITIES
Accrued expenses                              5,962          20,176           2,649           8,730           8,357
Other                                        24,739              --              --              --              --
                                   --------------------------------------------------------------------------------
Total liabilities                            30,701          20,176           2,649           8,730           8,357
                                   --------------------------------------------------------------------------------
Net assets available for                 $4,629,343      $9,079,991      $1,703,889      $6,065,213      $5,164,508
 benefits
                                   ================================================================================

 INTERNATIONAL                       BIOWHITTAKER       PARTICIPANT
    EQUITY             VALUE            COMMON             LOAN
     FUND              FUND           STOCK FUND           FUND              TOTAL
------------------------------------------------------------------------------------

$  174,553             $  105,959   $          -       $         -       $   935,025
 2,514,421              2,610,719              -          1,947,296       28,093,648
    47,082                 16,074              -                 -           406,589
         -                      -              -                 -                 -
     3,458                  3,478              -                 -            25,779
------------------------------------------------------------------------------------
$2,739,514              2,736,230              -         1,947,296        29,461,041
------------------------------------------------------------------------------------



     5,669                  7,327              -                 -            49,864
         -                      -              -                 -            25,993
------------------------------------------------------------------------------------
     5,669                  7,327              -                 -            75,857
------------------------------------------------------------------------------------
$2,733,845             $2,728,903   $          -        $1,947,296       $29,385,184

====================================================================================

 INTERNATIONAL                       BIOWHITTAKER       PARTICIPANT
    EQUITY             VALUE            COMMON             LOAN
     FUND              FUND           STOCK FUND           FUND              TOTAL
------------------------------------------------------------------------------------

$         -            $        -       $    271       $         -       $    21,916
  3,986,169             1,293,997        641,152         2,038,696        34,503,538
     11,452                 5,260              -                 -           101,061
          -                     -              -                 -            40,779
      3,646                   485              -                 -            27,391
------------------------------------------------------------------------------------
  4,001,267             1,299,742        641,423         2,038,696        34,694,685
------------------------------------------------------------------------------------




      5,985                 1,036          1,084                 -            53,979
          -                     -              -                 -            24,739
------------------------------------------------------------------------------------
      5,985                 1,036          1,084                 -            78,718
------------------------------------------------------------------------------------
$ 3,995,282            $1,298,706       $640,339        $2,038,696       $34,615,967
====================================================================================

                     Whittaker Corporation Parnership Plan

5. INVESTMENT FUNDS (CONTINUED)


For the years ended December 31, 1997 and 1996, the changes in net assets available for benefits of each investment fund are as follows:

                                                    WHITTAKER          STABLE           CORPORATE
                                                  COMMON STOCK       VALUE ASSET          BOND            BALANCED
                   1997                               FUND              FUND              FUND              FUND
------------------------------------------    -----------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in fair
   value of investments                              $ (177,629)       $        -        $    6,347        $  687,973
  Interest and dividends                                 28,865           428,071            85,369           190,538
                                              -----------------------------------------------------------------------
                                                       (148,764)          428,071            91,716           878,511
 Contributions:
  Participants                                          140,913           532,250           132,559           385,243
  Employer matching                                     659,042            78,812             8,979            29,157
  Employer profit sharing                                22,278           138,340            15,499            40,658
                                              -----------------------------------------------------------------------
                                                        822,233           749,402           157,037           455,058

 Loan repayments                                         66,289           259,734           124,163           225,471
                                              -----------------------------------------------------------------------
Total additions                                         739,758         1,437,207           372,916         1,559,040

Deductions from net assets attributed to:
 Benefits paid to participants                        1,306,531         2,574,498           794,400         2,981,247
 Administrative expenses                                 17,459            56,331             8,272            22,990
 Loans issued                                            10,258           312,387            40,730           162,509
                                              -----------------------------------------------------------------------
Total deductions                                      1,334,248         2,943,216           843,402         3,166,746
                                              -----------------------------------------------------------------------


Net increase (decrease) prior to
 interfund transfers                                   (594,490)       (1,506,009)         (470,486)       (1,607,706)


Interfund transfers, net                               (214,743)          422,566           (88,480)          (66,549)
                                              -----------------------------------------------------------------------
Net increase (decrease)                                (809,233)       (1,083,443)         (558,966)       (1,674,255)

Net assets available for benefits
at beginning of year                                  4,629,343         9,079,991         1,703,889         6,065,213
                                              -----------------------------------------------------------------------
Net assets available for benefits
at end of year                                       $3,820,110        $7,996,548        $1,144,923        $4,390,958
                                              =======================================================================

                   INTERNATIONAL                          BIOWHITTAKER       PARTICIPANT
    GROWTH             EQUITY             VALUE              COMMON              LOAN
     FUND               FUND               FUND            STOCK FUND            FUND              TOTAL
-------------------------------------------------------------------------------------------------------------

$  622,640             $  (65,359)        $  359,678          $ 245,301         $        -        $ 1,678,951
   658,503                353,616            253,418             10,464            127,117          2,135,961
-------------------------------------------------------------------------------------------------------------
 1,281,143                288,257            613,096            255,765            127,117          3,814,912

   405,797                331,143            241,356                  -                  -          2,169,261
    27,600                 25,538             16,562                  -                  -            845,690
    40,145                 36,920             13,550                  -                  -            307,390
-------------------------------------------------------------------------------------------------------------
   473,542                393,601            271,468                  -                  -          3,322,341

   223,033                 79,552             66,515                  -         (1,044,757)                 -
-------------------------------------------------------------------------------------------------------------
 1,977,718                761,410            951,079            255,765           (917,640)         7,137,253


 2,133,999              1,407,585            955,712             59,703                  -         12,213,675
    11,917                 16,372             17,202              3,818                  -            154,361
   140,750                119,416             40,190                  -           (826,240)                 -
-------------------------------------------------------------------------------------------------------------
 2,286,666              1,543,373          1,013,104             63,521           (826,240)        12,368,036
-------------------------------------------------------------------------------------------------------------


  (308,948)              (781,963)           (62,025)           192,244            (91,400)        (5,230,783)

  (232,959)              (479,474)         1,492,222           (832,583)                 -                  -
-------------------------------------------------------------------------------------------------------------

  (541,907)            (1,261,437)         1,430,197           (640,339)           (91,400)        (5,230,783)


 5,164,508              3,995,282          1,298,706            640,339          2,038,696         34,615,967
-------------------------------------------------------------------------------------------------------------
$4,622,601             $2,733,845         $2,728,903          $       -         $1,947,296        $29,385,184
=============================================================================================================

                    Whittaker Corporation Partnership Plan

                                                    WHITTAKER          STABLE           CORPORATE
                                                  COMMON STOCK       VALUE ASSET          BOND            BALANCED
                   1996                               FUND              FUND              FUND              FUND
------------------------------------------    -----------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in fair
   value of investments                             $(2,996,389)       $        -        $  (54,231)       $  503,886
  Interest and dividends                                 26,679           640,945           116,531           253,530
                                              -----------------------------------------------------------------------
                                                     (2,969,710)          640,945            62,300           757,416
 Contributions:
  Participants                                          223,067           629,402           157,702           460,732
  Employer matching                                     703,003            74,499            11,962            29,503
                                              -----------------------------------------------------------------------
                                                        926,070           703,901           169,664           490,235

 Loan repayments                                        100,969           170,433            50,200           149,304
                                              -----------------------------------------------------------------------
Total additions                                      (1,942,671)        1,515,279           282,164         1,396,955

Deductions from net assets attributed to:
 Benefits paid to participants                          853,737         1,553,012           197,417           643,518
 Administrative expenses                                 19,384            65,395             7,094            24,464
 Loans issued                                            30,167           531,251            83,756           217,449
                                              -----------------------------------------------------------------------
Total deductions                                        903,288         2,149,658           288,267           885,431
                                              -----------------------------------------------------------------------


Net increase (decrease) prior to
 interfund transfers                                 (2,845,959)         (634,379)           (6,103)          511,524


Interfund transfers, net                               (243,795)           81,471           (58,131)          427,185
                                              -----------------------------------------------------------------------
Net increase (decrease)                              (3,089,754)         (552,908)          (64,234)          938,709

Net assets available for benefits
at beginning of year                                  7,719,097         9,632,899         1,768,123         5,126,504
                                              -----------------------------------------------------------------------
Net assets available for benefits
at end of year                                      $ 4,629,343        $9,079,991        $1,703,889        $6,065,213
                                              =======================================================================

                       INTERNATIONAL                          BIOWHITTAKER       PARTICIPANT
    GROWTH                EQUITY             VALUE              COMMON              LOAN
     FUND                  FUND               FUND             STOCK FUND           FUND            TOTAL
-------------------------------------------------------------------------------------------------------------
$  751,855             $  462,433         $   (1,770)          $  5,955    $             -        $(1,328,261)
    98,808                170,323             54,369                 29            124,837          1,486,051
-------------------------------------------------------------------------------------------------------------
   850,663                632,756             52,599              5,984            124,837            157,790

   559,913                376,793             27,018                  -                  -          2,434,627
    33,216                 26,566              2,200                939                  -            881,888
-------------------------------------------------------------------------------------------------------------
   593,129                403,359             29,218                939                  -          3,316,515

   141,128                 92,037              2,981                  -           (707,052)                 -
-------------------------------------------------------------------------------------------------------------
 1,584,920              1,128,152             84,798              6,923           (582,215)         3,474,305


   685,555                567,654                  -             61,070            207,070          4,769,033
    22,375                 16,026              2,774              2,646                  -            160,158
   174,700                110,291                  -                  -         (1,147,614)                 -
-------------------------------------------------------------------------------------------------------------
   882,630                693,971              2,774             63,716           (940,544)         4,929,191
-------------------------------------------------------------------------------------------------------------


   702,290                434,181             82,024            (56,793)           358,329         (1,454,886)

(1,360,869)               (83,643)         1,216,682             21,100                  -                  -
-------------------------------------------------------------------------------------------------------------

  (658,579)               350,538          1,298,706            (35,693)           358,329         (1,454,886)


 5,823,087              3,644,744                  -            676,032          1,680,367         36,070,853
-------------------------------------------------------------------------------------------------------------

$5,164,508             $3,995,282         $1,298,706           $640,339        $ 2,038,696        $34,615,967
=============================================================================================================

                    Whittaker Corporation Partnership Plan

6. INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated June 12, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Administrative Committee is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

7. YEAR 2000 ISSUE (UNAUDITED)

The following has not been audited by independent auditors. The recordkeeping and trustee functions of the Plan are performed by a third-party service provider. In addition, the Company's payroll function which supplies data in support of these functions is also performed by a third-party service provider. These service providers have been actively addressing the impact of the Year 2000 Issue on their ability to continue to provide their services to the Company and are implementing any corrective actions necessary to insure that their systems will function properly with respect to dates in the Year 2000 and thereafter. The Company does not believe, based on indications from these third-party service providers, that the Year 2000 Issue will pose significant operational or recordkeeping problems for the Plan.

8. SUBSEQUENT EVENT

Effective July 1, 1998, KPMG Peat Marwick LLP (recordkeeper) and Charles Schwab Trust Company (trustee) will be replaced with Scudder Trust Company as trustee and recordkeeper. Participant account balances as of July 1, 1998 will be transferred into investment options similar to existing options.

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997


                                                    DESCRIPTION OF
                                                      INVESTMENT,
                                                       INCLUDING
                                                    MATURITY DATE,
                                                   RATE OF INTEREST,
     IDENTITY OF ISSUER, BORROWER, LESSOR          COLLATERAL, PAR,                          CURRENT
               OR SIMILAR PARTY                    OR MATURITY VALUE          COST            VALUE
-------------------------------------------------------------------------------------------------------
The Charles Schwab Family of Funds* Schwab
 Retirement Money Fund                               603,923 units           $  603,923     $   603,923


The Charles Schwab Family Funds*
Schwab Institutional Advantage Money Fund           3,086,576 units           3,086,576       3,086,576

Whittaker Corporation* Common Stock                 284,823 shares            2,908,986       3,133,053

Fidelity Intermediate Bond Fund                      103,482 units            1,035,608       1,052,407

T. Rowe Price Balanced Fund, Inc.                    245,689 units            3,154,959       4,063,700

Twentieth Century Growth Fund                        179,639 units            3,919,763       4,313,143

Templeton Foreign Fund series of Templeton
 Funds, Inc.                                         252,287 units            2,420,220       2,510,260


Scudder Growth and Income Fund                       95,433 units             2,376,832       2,608,193

Participant Loans*                                     $1,947,296                             1,947,296

Dreyfus-Certus Stable Value Fund                    4,288,491 units           4,288,491       4,288,491

Aurora National Life Assurance Company               Group Annuity
                                                       Contract,
                                                    5.61%, matures
                                                   September 3, 1998            486,606         486,606
                                                                                            -----------

Total assets held for investment purposes                                                   $28,093,648
                                                                                            ===========

*Indicates a party-in-interest to the Plan.

                     WHITTAKER CORPORATION PARTNERSHIP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1997




                                                                                             PURCHASE
    IDENTITY OF PARTY INVOLVED                             DESCRIPTION OF ASSET                PRICE
--------------------------------------------------------------------------------------------------------
Category (iii)-Series of securities transactions in excess of 5% of Plan assets.

Aetna Life Insurance Company                  Group Annuity Contract, 5.22%                $           -

The Charles Schwab Family of Funds*           Schwab Institutional Advantage Money
                                              Fund                                             4,412,583
                                                                                                       -

American Century                              Twentieth Century Growth Fund                    1,418,349
                                                                                                       -

Fidelity Investments                          Fidelity Intermediate Bond Fund                    323,209
                                                                                                       -

Scudder Investment Trust                      Scudder Growth and Income Fund                   1,996,349
                                                                                                       -

T. Rowe Price Investment Services, Inc.       T. Rowe Price Balanced Fund, Inc.                  961,062
                                                                                                       -

Templeton Funds, Inc.                         Templeton Foreign Fund                             845,393
                                                                                                       -

Whittaker Corporation*                        Whittaker Corporation Common Stock                 860,940
                                                                                                       -

The Dreyfus Trust Company                     Dreyfus-Certus Stable Value Fund                   429,991
                                                                                                       -

*Indicates a party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                        CURRENT VALUE OF
                                           ASSET ON
    SELLING              COST OF          TRANSACTION       NET GAIN
     PRICE               ASSET               DATE            (LOSS)
----------------------------------------------------------------------
$  1,827,921           $1,827,921          $1,827,921   $           -

           -            4,412,583           4,412,583               -
   2,149,238            2,149,238           2,149,238               -

           -            1,418,349           1,418,349               -
   2,871,755            2,400,049           2,871,755         471,706

           -              323,209             323,209               -
     975,622              971,008             975,622           4,614

           -            1,996,349           1,996,349               -
   1,040,413              914,673           1,040,413         125,740

           -              961,062             961,062               -
   3,633,604            2,891,302           3,633,604         742,302

           -              845,393             845,393               -
   2,251,580            1,990,005           2,251,580         261,575

           -              860,940             860,940               -
     396,581              397,223             396,581            (642)

           -              429,991             429,991               -
   1,308,810            1,308,810           1,308,810               -

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Whittaker Corporation Partnership Plan

Date:  June 26, 1998              By:     /s/ Lynne M. O. Brickner
                                     --------------------------------------
                                              Lynne M. O. Brickner
                                   Vice President, Secretary and General Counsel

                                 EXHIBIT INDEX
                                 -------------

                                                                   Sequentially
   Exhibit No.                    Description                     Numbered Page
   -----------                    -----------                     -------------
  23.1                  Independent Auditor's Consent


23